WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-96
FACSIMILE: (5255) 5540-969

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
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FRANKFURT
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LONDON
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WARSAW

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BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
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SHANGHAI
SINGAPORE
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...O CITY
SÃO PAULO

JOHANNESBURG

November 22, 2002 **File Number: 82-4611**

BY HAND

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nadro, S.A. de C.V./Rule 12g3-2(b) File Number: **82-4611**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Nadro, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the financial report for the third quarter of 2002, provided to the Mexican Stock Exchange ("BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), information made public to investors through EMISNET, an electronic financial information system established by the BMV regarding a change of distribution center in Monterrey, dated July 19, 2002.

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), information made public to investors through EMISNET, an electronic financial information system established by the BMV regarding renewal of a Pemex agreement, dated September 13, 2002.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Bonnici

Gigi L. Bonnici

Enclosures

cc: Alfredo Romero C.
Alberto Sepúlveda C. (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** Quarter: **3** Year: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**TOTAL ASSETS**	**5,151,767**	**100**	**4,664,488**	**100**
2	**CURRENT ASSETS**	**4,452,308**	**86**	**3,999,955**	**86**
3	CASH AND SHORT-TERM INVESTMENTS	591,172	11	361,200	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,042,397	40	1,770,903	38
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,069	0	4,548	0
6	INVENTORIES	1,811,670	35	1,863,304	40
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**893**	**0**	**934**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	893	0	934	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**676,535**	**13**	**648,695**	**14**
13	PROPERTY	540,898	10	472,751	10
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	405,808	8	386,033	8
16	ACCUMULATED DEPRECIATION	286,541	6	268,144	6
17	CONSTRUCTION IN PROGRESS	16,370	0	58,055	1
18	**DEFERRED ASSETS (NET)**	**10,026**	**0**	**14,904**	**0**
19	**OTHER ASSETS**	**12,005**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,761,230**	**100**	**2,470,822**	**100**
21	**CURRENT LIABILITIES**	**1,777,393**	**64**	**1,652,035**	**67**
22	SUPPLIERS	1,613,699	58	1,507,235	61
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	76,516	3	44,128	2
26	OTHER CURRENT LIABILITIES	87,178	3	100,672	4
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**971,832**	**35**	**818,787**	**33**
32	**OTHER LIABILITIES**	**12,005**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,390,537**	**100**	**2,193,666**	

100

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
36	**CONTRIBUTED CAPITAL**	**2,797,334**	**117**	**2,286,994**	**104**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,910,211	80	1,417,824	65
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	882,295	37	867,703	40
39	PREMIUM ON SALES OF SHARES	4,828	0	1,467	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(406,797)**	**(17)**	**(93,328)**	**(4)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,185,553	50	1,424,237	65
43	REPURCHASE FUND OF SHARES	146,522	6	154,387	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,985,259)	(83)	(1,903,007)	(87)
45	NET INCOME FOR THE YEAR	246,387	10	231,055	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**591,172**	**100**	**361,200**	**100**
46	CASH	591,172	100	361,200	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**10,026**	**100**	**14,904**	**100**
48	AMORTIZED OR REDEEMED	10,026	100	14,904	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,777,393**	**100**	**1,652,035**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	1,777,393	100	1,652,035	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**87,178**	**100**	**100,672**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	87,178	100	100,672	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**971,832**	**100**	**818,787**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	971,832	100	818,787	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,005**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	12,005	100	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,985,259)**	**100**	**(1,903,007)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,985,259)	(100)	(1,903,007)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,674,915	2,347,920
73	PENSIONS FUND AND SENIORITY	26,136	26,390
74	EXECUTIVES (*)	63	94
75	EMPLOYERS (*)	2,067	1,847
76	WORKERS (*)	2,164	2,145
77	CIRCULATION SHARES (*)	614,999,868	614,845,680
78	REPURCHASED SHARES (*)	3,096,500	750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** YEAR **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,913,536**	**100**	**12,536,257**	**100**
2	COST OF SALES	11,636,244	90	11,359,072	91
3	**GROSS INCOME**	**1,277,292**	**10**	**1,177,185**	**9**
4	OPERATING	898,763	7	820,127	7
5	**OPERATING INCOME**	**378,529**	**3**	**357,058**	**3**
6	TOTAL FINANCING	(8,754)	0	(7,906)	0
7	**INCOME AFTER FINANCING COST**	**387,283**	**3**	**364,964**	**3**
8	OTHER FINANCIAL OPERATIONS	(26,734)	0	(14,054)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**414,017**	**3**	**379,018**	**3**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	160,959	1	139,306	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**253,058**	**2**	**239,712**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**253,058**	**2**	**239,712**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**253,058**	**2**	**239,712**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	6,671	0	8,657	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**246,387**	**2**	**231,055**	**2**

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**12,913,536**	**100**	**12,536,257**	**100**
21	DOMESTIC	12,913,536	100	12,536,257	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(8,754)**	**100**	**(7,906)**	**100**
24	INTEREST PAID	0	0	5,094	64
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	31,653	362	29,642	375
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	22,899	262	16,642	210
8	**OTHER FINANCIAL OPERATIONS**	**(26,734)**	**100**	**(14,054)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(26,734)	(100)	(14,054)	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**160,959**	**100**	**139,306**	**100**
32	INCOME TAX	76,262	47	83,709	60
33	DEFERED INCOME TAX	55,840	35	26,870	19
34	WORKERS' PROFIT SHARING	25,675	16	25,388	18
35	DEFERED WORKERS' PROFIT SHARING	3,182	2	3,339	2

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	16,230,695	15,935,095
37	NET INCOME OF THE YEAR	202,315	219,732
38	NET SALES (**)	17,335,807	15,981,226
39	OPERATION INCOME (**)	532,302	475,256
41	NET CONSOLIDATED INCOME (**)	331,807	316,881

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**

NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**246,387**	**231,055**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	96,507	65,472
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**342,894**	**296,527**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(179,932)	187,725
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**162,962**	**484,252**
6	CASH FLOW FROM EXTERNAL FINANCING	0	(54,251)
7	CASH FLOW FROM INTERNAL FINANCING	(131,461)	(119,390)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(131,461)**	**(173,641)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(67,255)**	**(151,214)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(35,754)	159,397
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	626,926	201,803
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	591,172	361,200

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**96,507**	**65,472**
13	DEPRECIATION AND AMORTIZATION FOR THE	37,485	35,263
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	59,022	30,209
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(179,932)**	**187,725**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	16,603	139,581
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,041,342	556,224
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	96,478	17,230
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(1,303,225)	(559,884)
22	+ (-) INCREASE (DECREASE) IN OTHER	(31,130)	34,574
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**(54,251)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	(54,254)
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	3
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(131,461)**	**(119,390)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	12,503	11,103
31	(-) DIVIDENS PAID	(143,964)	(136,246)
32	+ PREMIUM ON SALE OF SHARES	0	5,753
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(67,255)**	**(151,214)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(45,135)	(41,911)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(22,120)	(109,303)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** **2002**

NADRO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.91	%	1.84	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.88	%	14.45	%
3	NET INCOME TO TOTAL ASSETS (**)	6.44	%	6.79	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	37.96	%	48.54	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(9.29)	%	(7.20)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	3.37	times	3.43	times
7	NET SALES TO FIXED ASSETS (**)	25.62	times	24.64	times
8	INVENTORIES ROTATION (**)	8.62	times	7.74	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37	days	33	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.24	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.60	%	52.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.16	times	1.13	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	70.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.28	times	6.47	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.50	times	2.42	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.49	times	1.29	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.61	times	1.62	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	33.26	%	21.86	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.66	%	2.37	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.39)	%	1.50	%
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	0.00	times	95.06	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	31.24	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	100.00	%	68.76	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.11	%	27.72	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** YEAR: **2002**

NADRO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.57		$ 0.52	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.89		$ 3.57	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.23		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.24	times	3.23	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.91	times	22.38	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

SIFIC/ICS

Ticker: Nadro **Quarter: 3 Year: 2002**
Nadro, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Discussion and Analysis by the General Director as to the Financial Condition and Results of the Operation of the Company)

ANNEX 1

Non-consolidated
Final Printing

NADRO: Report on Third Quarter 2002 Results

For the third quarter of 2002, net sales of the company increased by 6.1% in real terms versus the same quarter of 2001, and reached Ps 4,183 million. This was a result of the growth of pharmaceutical prices above inflation on the one hand, as well as result of an small increase in market share. Additionally, sales growth accelerated toward the end of the quarter, a trend which is expected to continue through year-end. Also, the company signed a distribution agreement with Pemex to supply its clinics and hospitals in certain regions of the country. This agreement was signed at the beginning of August, whereas last year it had been in effect for the whole quarter. Excluding this effect, underlying sales growth was higher than 7.0%. On an accumulated basis, net sales were up by 3.0% in real terms, and reached Ps12,914 million.

Gross profit was practically constant in the third quarter, and stood at Ps396 million, which represented a margin of 9.5%. The slight drop in margin was due to management's decision to destock through promotions, and bring inventory back down to its normal level of one month of sales. We do not expect to invest in slow-moving inventory in the near future, a strategy that will free up cash and boost our profitability. Nonetheless, on an accumulated basis the gross margin is up by half a percentage point versus the same period of last year, and is now at 9.9%. Gross profit is Ps1,277 million, which is 8.5% higher in real terms than that registered on September 2001. This is due to a combination of a reasonably stable competitive environment, and the company's commercial strategy. Nadro expects to maintain this margin in the near future, although changes in seasonality may occur due to the globalization strategies of the pharmaceutical industry.

Operating expenses were 7.3% and 7.0% of sales for the quarter and year-to-date, respectively. As we reported in June, the temporary increase is explained by the fine-tuning of the company's commercial strategy, so as to boost utilization of the distribution network. In point of fact, the operating expense ratio was almost the same as that of the second quarter. Indeed, we expect this ratio to decline, as sales volume increases. This volume increase will be driven by opportunities in the supply chain of the Mexican health-care sector, and will leverage Nadro's distribution network.

The operating margin was 2.1% in the third quarter, which was slightly lower than the 2.5% reported in the second quarter. This was the result of the destocking mentioned above, and the

temporary increase in expenses. Nonetheless, operating profits were up by 6.0% in real terms on an accumulated basis versus the same period of last year, and amount to Ps379 million. The third quarter is usually the weakest for the pharmaceutical industry in general.

Integral financing cost was almost zero for the quarter, as financial income of Ps11 million was fully offset by a monetary loss of similar magnitude. Tax provision was equivalent to 51.8% of pre-tax income, which was higher than the yearly average, due to a lower level of expected purchases through the remainder of the year with respect to the level reached one year ago. This provision is equal to 38.9% of earnings through September, and is only 1.4% higher than that registered for all of 2001.

In tax matters Nadro adheres strictly to the various guidelines of Mexican accounting bodies, and specifically those referring to deferred taxes. Therefore, the company expects no negative surprises due to lack of compliance with tax dispositions or accounting entries in general.

In spite of a lower net profit for the quarter versus that of last year, accumulated net earnings increased by 7.0% in real terms over the same period of 2001 and reached Ps246 million, which shows a positive and realistic trend in earnings.

Nadro's balance sheet continues to reflect the strength of the company, as it is debt-free. shareholders' equity grew by 8.9% in real terms year on year and amounted to Ps2,391 million at the end of September. This notwithstanding a write-down of Ps972 million due to recognition of a liability for deferred taxes of the same amount, and a charge of Ps59 million to earnings as a result of the full recognition of Bulleting D-4 of the Mexican Accounting Institute.

The effective management of working capital has allowed the company to consolidate its position in the private pharmaceutical industry while maintaining financial stability. Inventories fell by 2.8% year on year, and stood at Ps1,812 million due mostly to the destocking already commented. Nonetheless, investment in inventories remained practically constant at 42 days relative to second quarter of 2002, enough to keep clients well stocked. One the other hand, payables increased by 7.1% year on year in real terms and were Ps1,614 million. However, they also remained constant compared with the second quarter at 37.4 days, reflecting the lower level of demand of the third quarter, in keeping with its seasonal character, as commented. Account receivables increased by 15.3% in real terms year on year, reaching Ps2,042 million (42.7 days) at the end of the third quarter, due to higher prices for pharmaceutical products in real terms, and an increase in sales to high-volume clients, who usually receive longer paying periods.

Due to a strict policy in credit and collections, past-due accounts receivable as a percentage of net sales were practically zero, and reserves are more than sufficient to meet any contingency in this area if it ever happened. Thus, no negative surprises are expected in the quality of our receivables portfolio.

Effective cash and working capital management has led to generation of free cash of Ps230 million in the last 12 months, so that cash and banks has increased by 63.7% year on year to more than Ps590 million at the end of September. This cash surplus provides stability to Nadro's

operations and allows the company to take advantage of opportunities to increase its competitive position within the distribution sector, above all in purchasing negotiations at year-end.

We are proud to point out that Nadro has always distinguished itself in the Mexican financial markets as a company whose financial, accounting and tax reports are clear and transparent, reflecting the company's high ethical and institutional character. In consequence, Nadro applies conservative accounting principles in registering revenue, expenses, costs, assets and liabilities, which assures our investors of the high quality of our profit and cash flow numbers.

For the remainder of 2002 and for 2003, Nadro anticipates reasonable stability in the competitive environment of the private pharmaceutical industry, supported by strong pricing, and a probable increase in consumer activity. Additionally, the initiatives and reforms within different institutions of the Mexican health-care sector will open up new opportunities at the beginning of next year, which will allow the company to optimize its distribution network and new infrastructure on a nationwide basis. As commented, Nadro is investing heavily to fine-tune its operating, commercial, financial and systems capabilities to take advantage of the expected increase in demand for pharmaceutical products in the coming decades. By doing this, we are placing ourselves at the vanguard as the most solid and leading company in the distribution of medicines and personal care products in Mexico.

English Translation

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Nadro **Quarter: 3 Year:**
2002
Nadro, S.A. de C.V.

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

Non-consolidated
Final Printing

SUMMARY OF MAIN ACCOUNTING PRINCIPLES

The most important accounting principles followed by the Company, NADRO, S.A. DE C.V., that affect the most important items of the financial statements, which are in accordance with generally accepted accounting principles can be quoted as follows:

(B) Bulletin D-3, Labor Obligations:

The retirement remuneration plan, which includes pensions for retirement, death, incapacity and seniority premium is held in an irrevocable trust managed by Acciones y Valores de México, S.A. de C.V., based on actuarial studies, using the "unitary projected credit method". The legal indemnification is accounted for under the same method, based on actuarial calculations without reserving any fund.

Calculation was made using real rates (net of inflation) for the actuarial calculations of pensions and seniority premiums, and the related assets and liabilities, which are deemed as non-monetary for purposes of application of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information), based on Bulletin D-3 (Labor Obligations), both issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants, A.C. (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.).*

The amount of the previous services and modifications to the plan, as well as the variations in actuarial assumptions and adjustments due to experience based on projected salaries, were calculated by determining the present value of the previous services, on the date the plan was modified, and are being amortized on the basis of the average remaining labor life of those employees who are expected to benefit from the plan.

(C) Preparation basis:

Financial statements have been restated in accordance with the provisions of Bulletin B-10 (Recognition of the Effects of Inflation in the Financial Information) of the Commission of Accounting Principles and its five amendments.

(D) Investments in securities and shares:

Represents investments made by the company in on demand and term deposits and in negotiable instruments.

On demand and term deposits are valued at their acquisition cost, whereas negotiable instruments are valued at their market price.

(E) Inventories:

Inventories are valued at cost, under the First-In-First-Out method (FIFO), which is lower than market value.

(F) Land and equipment:

Properties and equipment are registered at their cost. Modifications and substitutions that do not extend the useful life of the assets are accounted for as expenses for the corresponding accounting period.

(G) Depreciation:

The Company calculates the depreciation of its fixed assets based on their closing balances. Depreciation for the accounting period was calculated according to the straight line method, based on the estimated useful life of the assets, as set forth by appraisals of independent experts.

(H) Recognition of the Effects of Inflation in the Financial Information:

The concepts, methods and criteria related to the recognition of the effects of inflation in the financial statements, following the provisions of Bulletin B-10, issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants (*Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.*), are summarized below.

Provisions contained in the third document of amendments to Bulletin B-10 require, in general terms, that the figures in the financial statements be expressed in pesos of purchasing power as of the date of the last reported balance sheet, allowing for the comparison between them.

The following are the restated items of the financial statements and the procedures used:

a) Inventories- Inventories were restated at their replacement value.

b) Cost of sales - The cost of sales is expressed at their replacement values, whose result is similar to that obtained by the Last In-First Out (LIFO) inventories valuation method.

c) Properties and equipment and the cumulative depreciation were restated through adjustment factors derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)*, without exceeding their net sale value.

d) Restatement of Shareholders' equity - Capital stock accounts, premium for subscription of shares, legal reserve, reinvestment reserve, reserve for acquisition of own shares, retained earnings and the cumulative effect of deferred taxes were restated through adjustment factors, derived from the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)*.

e) Excess (insufficiency) in the restatement of stockholders' equity - This item represents the level at which the company has been or has not been able to maintain the purchasing power of the shareholders' contributions and of the accumulated results, and it results from the addition of the accumulated result of asset monetary position and the accumulated result from the ownership of non-monetary assets.

f) Integral cost of financing - It includes the net effect of earned and paid interests, exchange rate fluctuations and the result of monetary position.

The result of monetary position represents the cost or the benefit of maintaining monetary assets or liabilities during inflationary periods, given that the face value of such assets and liabilities remains unchanged but their purchasing power is modified and is calculated by applying, at the beginning of every month, the National Consumer Price Index (INPC) *(Indice Nacional de Precios al Consumidor)* to the net monetary asset or liability, and to the result of monthly monetary position so obtained the index factor of such month at the closing of the period is applied.

g) Statement of changes in financial position - This statement presents changes in constant pesos, based on the financial situation at the closing of the previous year, restated to pesos at the closing of the current year.

(j) Income Tax And Employee Profit Sharing:

As of January 1, 2000, the Company adopted the provisions established in the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Profit Sharing" issued by the Commission of Accounting Principles of the Mexican Institute of Public Accountants *(Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.)*.

As a result of the foregoing, in order to recognize deferred Income Taxes, the Company changed its method of recognition from that of partial liability to that of integral assets and liabilities, which compares the accounting and fiscal values of these assets and liabilities, giving rise to temporary differences to which the corresponding tax rate must be applied.

RETANM Value:

	2002	2001
EXCESS OR INSUFFICIENCY	1,255,127	1,172,875
DEFERRED	730,132	730,132
	1,985,259	1,903,007

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**
NADRO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 1 1 NO APLICA		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					893
TOTAL					893

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **NADRO** QUARTER: **3** YEAR: **2002**
NADRO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	296,241	23,590	272,651	133,977	36,637	369,991
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	93,605	37,632	55,973	36,384	27,445	64,912
OFFICE EQUIPMENT	26,230	9,660	16,570	10,984	7,875	19,679
COMPUTER EQUIPMENT	78,673	48,350	30,323	36,849	35,104	32,068
OTHER	71,955	28,829	43,126	51,125	31,416	62,835
DEPRECIABLES TOTAL	**566,704**	**148,061**	**418,643**	**269,319**	**138,477**	**549,485**
NOT DEPRECIATION ASSETS						
GROUNDS	57,750	0	57,750	52,930	0	110,680
CONSTRUCTIONS IN PROCESS	16,370	0	16,370	0	0	16,370
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**74,120**	**0**	**74,120**	**52,930**	**0**	**127,050**
TOTAL	**640,824**	**148,061**	**492,763**	**322,249**	**138,477**	**676,535**

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
UNSECURED DEBT																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED DEBT																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
1 1 NO APLICA [1]			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES [2]																
VARIOS [3]			1,613,699	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**1,613,699**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

(1) Non Applicable
(2) Suppliers
(3) Others

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
OTHER CURRENT LIABILITIES AND OTHER CREDITS *																
OTROS PASIVOS			87,178	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**87,178**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			1,700,877	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

* Other Liabilities

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,596,590	3,672,456	1,075,866	0.01	(9,932)
FEBRUARY	2,635,451	3,329,126	693,675	0.00	446
MARCH	2,709,434	2,962,895	253,460	0.01	(1,296)
APRIL	2,600,924	2,693,800	92,875	0.01	(507)
MAY	2,632,810	2,765,716	132,906	0.00	(269)
JUNE	2,518,024	2,566,224	48,200	0.00	(235)
JULY	2,577,511	2,509,975	(67,536)	0.00	194
AUGUST	2,537,145	2,550,477	13,332	0.00	(51)
SEPTEMBER	2,501,244	2,507,594	6,350	0.01	(11,249)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(22,899)**

NOTES

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
1 1 NO APLICA / NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
1 1 NO APLICA / NON APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**

NADRO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACAPULCO, GRO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,894	100
CULIACAN, SIN.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,593	100
CHIHUAHUA, CHI.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,255	100
GUADALAJARA, JAL.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	4,328	100
LEON, GTO.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	5,373	100
MERIDA, YUC.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	1,904	100
MEXICALI, B.C.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,396	100
MEXICO, D.F. [IZTAPALAPA]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	8,956	100
MEXICO, D.F. [VALLEJO]	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	6,027	100
MONTERREY, N.L.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,656	100
MORELIA, MICH.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,806	100
PUEBLA, PUE.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,264	100
TUXTLA, CHIS.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	3,539	100
VERACRUZ, VER.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,983	100
VILLAHERMOSA, TAB.	COMPRA-VENTA DE PROD. FARMACEUTICOS Y PERFUMERIA *	2,534	100

NOTES

* Purchase and sale of pharmaceutical and beauty-aid products.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACEUTICO 1		0	0	11,895,949			DIVERSAS FARMACIAS 3
NO FARMACEUTICO 2		0	0	1,017,587			DIVERSAS FARMACIAS 3
TOTAL				12,913,536			

1) Pharmaceutical
2) Non Pharmaceutical
3) Various pharmacies

STOCK EXCHANGE CODE: **NADRO**
NADRO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
1 1 NO APLICA /NON APPLICABLE		0	0				
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 316,887

Number of shares Outstanding at the Date of the NFEA: 615,595,680
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 329,353

Number of shares Outstanding at the Date of the NFEA: 618,096,368
(Units)

STOCK EXCHANGE CO NADRO QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **NADRO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 615,595,680

[X] ARE FIGURES FISCALLY AUDITED?   [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 618,096,368

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **NADRO** QUARTER: **3** YEAR: **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	441,709,110	173,290,758		614,999,868	1,374,727	535,484
TOTAL			**441,709,110**	**173,290,758**	**0**	**614,999,868**	**1,374,727**	**535,484**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
614,999,868
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	3,096,500	6.26000	4.80000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **NADRO** QUARTER: **3** YEAR **2002**
NADRO, S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. GUILLERMO PEREZ CEREZO	**C.P. FERNANDO OCAÑA AHEDO**
DIRECTOR GRAL. ADJUNTO CORPORATIVO	**DIRECTOR DE CONTRALORIA CORPORATIVA**

MEXICO, D.F., AT OCTOBER 29 OF 2002

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 10/29/2002 8:36**

General Information About The Company

Corporate Name:	Nadro, S.A. de C.V.
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext. 1633
E-mail:	contralor@compuserve.com.mx
Internet Address:	http:/www.nadro.com.mx

Fiscal Information About The Company

Company Tax Code:	NAD901023GRA
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District

Payment Officer

Name:	C.P. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633

Chief Executive Officers

Title MSE:	Chairman of the Board of Directors
Title:	Chairman of the Board of Directors
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 10/29/2002 8:36**

Title MSE:	Chief Executive Officer
Title:	Chief Executive Officer
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Chief Financial Officer
Title:	Chief Financial Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Quarterly Information
Title:	Corporate Controller
Name:	Mr. Fernando Ocaña Ahedo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Second Party Responsible for Quarterly Financial Information
Title:	Corporate Treasurer
Name:	Mr. Jorge Cazares Zenteno
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 10/29/2002 8:36**

Title MSE:	Director of Legal Department
Title:	Resident Attorney
Name:	Mr. Hector Moreno Limon
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Secretary of the Board of Directors
Title:	Secretary of the Board of Directors
Name:	Mr. Pablo Suinaga Lanz Duret
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Assistant Secretary of the Board of Directors
Title:	Assistant Secretary of the Board of Directors
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Responsible for Information to Stockholders
Title:	Head of Investor Relations
Name:	Mr. Alfredo Romero Ceceña
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Mexican Stock Exchange
SIFIC / ICS

Stock Exchange Code: Nadro **Date: 10/29/2002 8:36**

Title MSE:	Party Authorized to send Information through EMISNET
Title:	Chairman of the Board
Name:	Mr. Pablo Escandon Cusi
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

Title MSE:	Party Authorized to send Relevant Events through EMISNET
Title:	Assistant Chief Executive Officer
Name:	Mr. Guillermo Perez Cerezo
Address:	Vasco de Quiroga Avenue, No. 3100
Colony:	Centro de Ciudad Santa Fe
Zip Code:	01210
City and State:	Mexico City, Federal District
Telephone:	52 92 43 43
Fax:	52 92 43 43 ext.1633
E-mail:	contralor@compuserve.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of NADRO, S.A. DE C.V.

Reception Date at the BMV: July 19, 2002, 12:24 P.M.

Prefix: EVENTORE

Ticker Symbol: NADRO

Date: July 19, 2002

Corporate Name: NADRO, S.A. de C.V.

Place: Mexico City

Subject: Change of Distribution Center in Monterrey

Relevant Event: The purpose hereof is to inform all investors that as of Friday July 12, the Company moved its operations to a modern distribution and storage center in the city of Monterrey, increasing therefore, almost 100% of its installed capacity in that city, in anticipation of the favorable growth perspectives for the pharmaceutical market in the northern area of the country. The new center has a total area of 12,000 square meters and is located in a new industrial zone of the city. The total area of the new distribution center includes land reserves for almost 1,500 square meters, ensuring medium and long-term growth of the company, at practically no cost. The new distribution center is an state-of-the art technology facility that includes the most modern information, receiving and handling product systems, which will undoubtedly ensue greater efficiency in providing services to the clients and improved productivity. The investment made for this expansion was approximately of $40 million pesos and shall be entirely financed with resources internally generated by the company. Nadro is honing its infrastructure so as the expected increase in the demand of pharmaceutical products during the forthcoming decades. Thanks to this and other actions initiated by the company's management, Nadro is positioning itself as the leading company in the distribution of pharmaceutical, health-care, beauty-aid and personal-hygiene products in Mexico.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of NADRO, S.A. DE C.V.

Reception Date at the BMV: September 13, 2002, 12:02 PM

Prefix: EVENTORE

Ticker Symbol: NADRO

Date: September 13, 2002

Corporate Name: NADRO, S.A. de C.V.

Place: Mexico City

Subject: Renewal of Pemex Agreement

Relevant Event: Nadro hereby notifies the financial community that it has once more entered into a supply agreement with PEMEX, by means of which Nadro will supply the state-owned company with "general line" pharmaceutical products during the September-December 2002 period, in the same four regions covered during the previous months of this year. The agreement is for $109 million pesos, according to a public bidding process conducted by PEMEX. Likewise, Nadro shall supply "specialty line" pharmaceutical products to PEMEX hospitals and clinics throughout Mexico by means of an agreement worth $27 million pesos during the September-December 2002 period. The entire agreement will represent proceeds equivalent to $136 million pesos, or $34 million pesos in monthly sales during the period.

In this bidding process, Nadro has continued to follow its philosophy of participating only under terms profitable for the company. In spite of the high-volume, lower-margin nature of these agreements, Nadro's low-cost structure allows it to achieve reasonable profitability on these transactions. The company continues enhancing its operational and market structure in order to explore future opportunities in the Mexican healthcare sector.

Foreign Market: